UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Datascope Corp.
(Name of Issuer)

Common Stock, par value $0.01  per share
(Title of Class of Securities)

238113104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,031
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 122,031
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 645,447
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 645,447
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 645,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,931
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,931
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,031
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 122,031
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,962
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 144,962
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 767,478
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 767,478
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 767,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 790,409
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 790,409
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 790,409
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 790,409
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 790,409
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 790,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 790,409
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 790,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 790,409
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 790,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 238113104

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 790,409
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 790,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 238113104

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

Since the filing of the Schedule 13D:

(i)           Starboard changed its name to Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”); and

(ii)           Enterprise Master Fund changed its name to Ramius Enterprise Master Fund Ltd (“Enterprise Master Fund”).

As a result of a reorganization of the Reporting Persons and their affiliates, Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), serves as the investment advisor of Enterprise Master Fund.  Accordingly, Ramius Advisors is hereby added as a member of the Section 13(d) group as a Reporting Person.  The address of the principal office of Ramius Advisors is 599 Lexington Avenue, 20th Floor, New York, New York 10022.  The principal business of Ramius Advisors is acting as the investment advisor of Enterprise Master Fund.  Ramius is the sole member of Ramius Advisors.

RCG PB, Ltd is hereby added as Reporting Persons to this Schedule 13D.

RCG PB, Ltd (“RCG PB”) is an exempted company organized under the laws of the Cayman Islands.  The principal business of RCG PB is serving as a private investment fund.  The address of the principal business and principal office of RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of RCG PB and their respective principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

No Reporting Person, nor any person listed on Schedule A attached hereto or Schedule B or Schedule C annexed to the Schedule 13D filed March 18, 2008, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No Reporting Person, nor any person listed on Schedule A attached hereto or Schedule B or Schedule C annexed to the Schedule 13D filed March 18, 2008, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the United States of America.

Item 3 is hereby amended and restated to read as follows:

CUSIP NO. 238113104

The Shares purchased by Value and Opportunity Master Fund, Parche and RCG PB were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 790,409 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Parche and RCG PB is approximately $32,414,033, excluding brokerage commissions.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,900,677 Shares outstanding, as of October 27, 2008, which is the total number of Shares outstanding as reported in Amendment No. 1 to the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on October 28, 2008.

A.	Parche

(a)	As of the close of business on November 3, 2008, Parche beneficially owned 122,031 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 122,031
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 122,031
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche in the past 60 days are set forth in Schedule B and are incorporated by reference.

B.	Value and Opportunity Master Fund

(a)	As of the close of business on November 3, 2008, Value and Opportunity Master Fund beneficially owned 645,447 Shares.

Percentage: Approximately 4.1%.

(b)	1. Sole power to vote or direct vote: 645,447
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 645,447
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund in the past 60 days are set forth in Schedule B and are incorporated by reference.

C.	Enterprise Master Fund

(a)	As the sole non-managing member of Parche and owner of all economic interests therein, Enterprise Master Fund may be deemed the beneficial owner of the 122,031 Shares owned by Parche.

Percentage: Less than 1%.

CUSIP NO. 238113104

(b)	1. Sole power to vote or direct vote: 122,031
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 122,031
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares by Parche in the past 60 days are set forth in Schedule B and are incorporated by reference.

D.	RCG PB

(a)	As of the close of business on November 3, 2008, RCG PB beneficially owned 22,931 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 22,931
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,931
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB in the past 60 days are set forth in Schedule B and are incorporated by reference.

E.	Ramius Advisors

(a)	As the investment advisor of each of Enterprise Master Fund and RCG PB, Ramius Advisors is deemed the beneficial owner of the 182,904 Shares owned by Parche and the 22,931 Shares owned by RCG PB.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 144,962
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 144,962
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Parche and RCG PB, which were all in the open market, are set forth in Schedule B and are incorporated by reference.

F.	RCG Starboard Advisors

(a)
As the managing member of Parche and the investment manager of Value and Opportunity Master Fund, RCG Starboard Advisors may be deemed the beneficial owner of the (i) 645,447 Shares owned by Value and Opportunity Master Fund and (ii) 122,031 Shares owned by Parche.

Percentage: Approximately 4.8%.

CUSIP NO. 238113104
(b)	1. Sole power to vote or direct vote: 767,478
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 767,478
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund and Parche, which were all in the open market, are set forth in Schedule B and are incorporated by reference.

G.	Ramius

(a)
As the sole member of each of Ramius Advisors and RCG Starboard Advisors, Ramius may be deemed the beneficial owner of the (i) 645,447 Shares owned by Value and Opportunity Master Fund, (ii) 122,031 Shares owned by Parche and (iii) 22,931 Shares owned by RCG PB.

Percentage: Approximately 4.97%.

(b)	1. Sole power to vote or direct vote: 790,409
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 790,409
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, Parche and RCG PB, which were all in the open market, are set forth in Schedule B and are incorporated by reference.

H.	C4S

(a)
As the managing member of Ramius, C4S may be deemed the beneficial owner of the (i) 645,447 Shares owned by Value and Opportunity Master Fund, (ii) 122,031 Shares owned by Parche and (iii) 22,931 Shares owned by RCG PB.

Percentage: Approximately 4.97%.

(b)	1. Sole power to vote or direct vote: 790,409
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 790,409
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, Parche and RCG PB, which were all in the open market, are set forth in Schedule B and are incorporated by reference.

CUSIP NO. 238113104

I.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of the (i) 645,447 Shares owned by Value and Opportunity Master Fund, (ii) 122,031 Shares owned by Parche and (iii) 22,931 Shares owned by RCG PB.

Percentage: Approximately 4.97%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 790,409
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 790,409

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, Parche and RCG PB, which were all in the open market, are set forth in Schedule B and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	As of October 31, 2008, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

Item 6 is hereby amended to add the following:

On November 4, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Parche, LLC, RCG PB, Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated November 4, 2008.

CUSIP NO. 238113104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2008

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
       its managing member

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

RCG PB, LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: C4S & Co., L.L.C.,
       as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 238113104

SCHEDULE A

Directors and Officers of RCG PB, Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 238113104

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

PARCHE, LLC

2,716	49.2095	09/05/08
280	50.5618	09/08/08
1,904	50.2632	09/09/08
420	50.3881	09/12/08
482	49.3750	09/15/08
(7,960)	51.3516	09/16/08
(1,904)	51.3516	09/16/08
(12,480)	50.9014	09/17/08
(1,156)	50.0869	10/21/08
(883)	50.0207	10/21/08
(595)	49.7516	10/22/08
(518)	49.7371	10/22/08
(2,750)	49.5103	10/23/08
(1,843)	49.5783	10/23/08
(2,991)	51.1099	10/29/08
(1,113)	51.3515	10/30/08
(542)	51.3764	10/30/08
(9,540)	50.1681	10/31/08
(5,682)	50.5128	11/03/08

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

15,520	49.2095	09/05/08
1,600	50.5618	09/08/08
10,880	50.2632	09/09/08
2,400	50.3881	09/12/08
2,757	49.3750	09/15/08
(45,579)	51.3516	09/16/08
(57,720)	50.9014	09/17/08
99,992	48.3300	10/16/08
(6,115)	50.0869	10/21/08
(4,670)	50.0207	10/21/08
(3,146)	49.7516	10/22/08
(2,735)	49.7371	10/22/08
(14,548)	49.5103	10/23/08
(9,749)	49.5783	10/23/08
(15,823)	51.1099	10/29/08
(5,887)	51.3515	10/30/08
(2,867)	51.3764	10/30/08
(50,460)	50.1681	10/31/08
(30,051)	50.5128	11/03/08

CUSIP NO. 238113104

RCG PB, LTD

1,164	49.2095	09/05/08
120	50.5618	09/08/08
816	50.2632	09/09/08
180	50.3881	09/12/08
207	49.3750	09/15/08
(6,557)	51.3516	09/16/08
(7,800)	50.9014	09/17/08
25,000	47.9108	10/14/08
(99,992)	48.3300	10/16/08
25,000	48.3300	10/16/08
(25,000)	48.3300	10/16/08
(193)	50.0869	10/21/08
(147)	50.0207	10/21/08
(99)	49.7516	10/22/08
(86)	49.7371	10/22/08
(459)	49.5103	10/23/08
(308)	49.5783	10/23/08
(500)	51.1099	10/29/08
(186)	51.3515	10/30/08
(91)	51.3764	10/30/08